UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

WIND RIVER SYSTEMS, INC.

(Name of Subject Company)

WIND RIVER SYSTEMS, INC.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

973149107

(CUSIP Number of Class of Securities)

Kenneth R. Klein

President and Chief Executive Officer

500 Wind River Way

Alameda, California 94501

(510) 748-4100

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)

Copies to:

Aaron J. Alter, Esq.

Robert T. Ishii, Esq.

Wilson Sonsini Goodrich & Rosati,

Professional Corporation

650 Page Mill Road

Palo Alto, California 94304

(650) 493-9300

☐ Check the box if the filing relates to preliminary communications made before the commencement date of a tender offer.

This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on June 11, 2009, as amended on June 24, 2009 and July 2, 2009 (as previously filed with the SEC, collectively, the “Schedule 14D-9”), by Wind River Systems, Inc., a Delaware corporation (“Wind River” or the “Company”), relating to the offer (the “Offer”) by APC II Acquisition Corporation, a Delaware corporation (“Purchaser”), a wholly-owned subsidiary of Intel Corporation, a Delaware corporation (“Intel” or “Parent”), as set forth in a Tender Offer Statement filed by Intel and Parent on Schedule TO, dated June 11, 2009, as amended on June 16, 2009, June 24, 2009 and July 2, 2009 (as previously filed with the SEC, collectively, the “Schedule TO”), to purchase all outstanding shares of common stock, par value $0.001 per share (the “Company Shares”) including the associated rights to purchase shares of Series A Junior Participating Preferred Stock, par value $0.001 per share (the “Rights,” and collectively, with the Company Shares, the “Shares”) of Wind River, at a purchase price of $11.50 per Share, net to the holder thereof in cash, without interest, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 11, 2009, and in the related Letter of Transmittal. Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9, as amended, is incorporated in this Amendment No. 3, except that such information is hereby amended to the extent specifically provided herein.

This Amendment No. 3 is being filed to reflect certain updates as reflected below.

Item 8. Additional Information.

Item 8 is hereby amended and supplemented by including the following:

(j) The Offer

The initial offering period of the Offer expired at 12:00 a.m. (midnight), New York City time, on July 9, 2009. According to Computershare Trust Company, N.A., the depositary for the Offer, approximately 68,859,629 Shares (including approximately 6,223,509 Shares tendered by notice of guaranteed delivery) were validly tendered and not withdrawn as of the expiration of the initial offering period of the Offer, representing approximately 89% of the outstanding Shares, assuming all Shares tendered by notice of guaranteed delivery are received by Purchaser. Purchaser has accepted for payment all tendered Shares.

On July 10, 2009, Purchaser announced a subsequent offering period commencing on July 10, 2009 and expiring on July 15, 2009 at 12:00 a.m. (midnight), New York City time. During the subsequent offering period, Purchaser will accept for payment and promptly pay for Shares as they are tendered. Stockholders who tender Shares during such period will be paid the same $11.50 per Share in cash as was paid during the initial offering period. Shares tendered during the subsequent offering period may not be delivered by the guaranteed delivery procedure and may not be withdrawn.

Purchaser may extend the subsequent offering period. If the subsequent offering period is extended, Purchaser will notify Computershare Trust Company, N.A. and make a public announcement prior to 9:00 a.m. New York City time on the first business day following the date the subsequent offering period was scheduled to expire.

On July 10, 2009, Parent issued a press release announcing the results of the Offer as of the expiration of the initial offering period and the subsequent offering period. Parent also announced that it intends to effect the Merger through a short-form merger following the expiration of the subsequent offering period. Following the consummation of the Merger, each Share not tendered pursuant to the Offer will be converted into the right to receive cash in an amount per Share equal to $11.50 (or any other per Share price paid in the Offer) without interest and less any required withholding taxes (other than Shares that are held by (i) Purchaser, Parent, the Company or any of their respective subsidiaries, which will be cancelled and cease to exist or (ii) stockholders, if any, who properly exercise their dissenters’ rights under the DGCL). Following the effective time of the Merger, the Company will continue as a wholly owned subsidiary of Parent.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WIND RIVER SYSTEMS, INC.

By:	/s/ Ian R. Halifax
Ian R. Halifax Senior Vice President, Finance and Administration, Chief Financial Officer and Secretary Dated: July 10, 2009